Amended

Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 6, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-       ]

Explanatory Page

Due to a printer’s error, the Australian Profit Announcement for the six months ended 31 March 2005 furnished under Form 6-K on 5 May 2005 contained a number of errors.  On the following six pages the figures representing “% Mov’t March 04-05” were shown as negative instead of positive movements.  The corrected figures are as follows:

Page 3	2.1.1 Key Financial Data	Average interest earning assets ($m)	13

Page 24	Cash earnings	Total banking cash earnings	11

Page 25	4.1.1 Total BCB	Total Assets	8

Page 46	5.1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	Total changes in equity other than those resulting from transactions with owners as owners	15

Page 48	5.3 CONSOLIDATED STATEMENT OF CASH FLOWS	Cash and cash equivalents at the end of the period	1

Page 49	5.4 MOVEMENT IN RETAINED PROFITS	Retained profits at the end of the financial period	7

Index to Exhibits

Exhibit No.	Description

1	Australian Profit Announcement for six months ended 31 March 2005

2	Interim Financial Report

3	Media Release - Decision to exchange NZ Class Shares for Westpac ordinary shares.

4	2005 Interim Ordinary Dividend - Payment Date and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	May 6, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer